AB 4/5

SEC Mail Processing Section
RECEIVED
MAR - 1 2012
WASH. D.C.
196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68732

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SGI CAMBIUM SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 MADISON AVE, 19TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-582-4210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMETRIUS + COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

WAYNE PLAZA 2
155 ROUTE 46 WEST (Address) WAYNE (City) NEW JERSEY (State) 07470-6831 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

[redacted]

12012214

KW 3/4

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/26

OATH OR AFFIRMATION

I, ABRAHAM KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SGI CAMBIUM SECURITIES LLC, as of FEBRUARY 27, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2013

Signature

FINANCIAL & OPERATIONS PRINCIPAL (FINOP)
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCO

DEMETRIUS & COMPANY, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Member
SGI Cambium Securities LLC

We have audited the accompanying statement of financial condition of SGI Cambium Securities LLC (a Limited Liability Company) as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SGI Cambium Securities LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Demetrius & Company, L.L.C.

Demetrius & Company, L.L.C.

Wayne, New Jersey
February 27, 2012

Wayne Plaza II ▪ 155 Route 46 West ▪ Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 ▪ Fax: 973-812-0750
212-682-0653 ▪ www.demetrius-llc.com

SGI CAMBIUM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

CURRENT ASSETS	
Cash	$80,063
TOTAL ASSETS	**$80,063**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to Related Party	$ 7,210
Total current liabilities	7,210
MEMBER'S EQUITY	72,853
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$80,063**

US Code of Federal Regulations Section 240.17a-5 footnote Statements to be read in conjunction with above information:

NET CAPITAL REQUIREMENT: *The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 8 to 1. At December 31, 2011 the ratio was .10 to 1. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1). At December 31, 2011 the Company had net capital, as defined,* of $72,853, *which was $67,853 in excess of its required minimum net capital of $5,000, and $66,853 in excess of its early warning required net capital.*

The most recent audited annual Statement of Financial Condition, place of availability for examination, is at the principal office of SGI Cambium Securities LLC.

FINANCIAL STATEMENT
FOR PUBLIC INSPECTION

SGI CAMBIUM SECURITES LLC

DECEMBER 31, 2011

FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
INDEPENDENT AUDITORS' REPORT

SGI CAMBIUM SECURITES LLC
DECEMBER 31, 2011

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASH, D.C.
196

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SGI CAMBIUM SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 MADISON AVENUE, 19TH FLOOR
(No. and Street)

NEW YORK (City) NEW YORK (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-582-4210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DEMETRIUS & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

WAYNE PLAZA 2
155 ROUTE 46 WEST (Address) WAYNE (City) NEW JERSEY (State) 07470-6831 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ABRAHAM KING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SGI CAMBIUM SECURITIES LLC, as of FEBRUARY 27, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2013

[signature]
Signature

FINANCIAL + OPERATIONS PRINCIPAL (FINOP)
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SGI CAMBIUM SECURITIES LLC
DECEMBER 31, 2011

TABLE OF CONTENTS

DCO

DEMETRIUS & COMPANY, L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Member
SGI Cambium Securities LLC

We have audited the accompanying statement of financial condition of SGI Cambium Securities LLC (a Limited Liability Company) as of December 31, 2011, and the related statements of operations and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SGI Cambium Securities LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relations to the financial statements as a whole.

Demetrius & Company, L.L.C.

Demetrius & Company, L.L.C.

Wayne, New Jersey
February 27, 2012

Wayne Plaza II ▪ 155 Route 46 West ▪ Wayne, New Jersey 07470-6831
Telephone: 973-812-0100 ▪ Fax: 973-812-0750
212-682-0653 ▪ www.demetrius-llc.com

A PCAOB REGISTERED FIRM

SGI CAMBIUM SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

CURRENT ASSETS	
Cash	$80,063
TOTAL ASSETS	**$80,063**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Due to Related Party	$ 7,210
Total current liabilities	7,210
MEMBER'S EQUITY	72,853
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$80,063**

The accompanying notes are on integral part of these financial statements

SGI CAMBIUM SECURITIES LLC

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
DECEMBER 31, 2011

FEE REVENUE	$25,000
OPERATING EXPENSES	
Fidelity Bond	1,312
Professional Fees	20,000
Other Expenses	200
TOTAL OPERATING EXPENSES	21,512
OPERATING INCOME	3,488
START UP EXPENSES	
Legal Fees	35,090
Outside Services	3,233
TOTAL START UP EXPENSES	38,323
NET LOSS	(34,835)
Member's equity, beginning of year	49,975
Member's contribution	57,713
Member's equity, end of year	$72,853

The accompanying notes are on integral part of these financial statements

SGI CAMBIUM SECURITIES LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	($34,835)
Adjustments to reconcile net loss to net cash used by operating activities	
Change in:	
Due to related party	7,210
Net cash used by operating activities	(27,625)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's Contribution	57,713
Net increase in cash	30,088
Cash, beginning of year	49,975
Cash, end of year	$80,063

The accompanying notes are on integral part of these financial statements

SGI CAMBIUM SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

SGI Cambium Securities LLC (the "Company") was formed as a sole member New York limited liability company on September 10, 2010. The Company was granted registration as a securities broker-dealer on June 7, 2011 under the Securities Exchange Act of 1934, as amended, by the Financial Industry Regulatory Authority ("FINRA"). The Company is registered in the state of New York to do business in the private placement of securities.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

As a single-member limited liability company, the Company is treated as a disregarded entity for income tax purposes. Thus, the Company's financial activity is reported in conjunction with the Federal income tax filing of its Member.

The Company believes it has appropriate support for tax positions taken and, therefore, does not have any uncertain tax positions that are material to the financial statements. The year open for examination by taxing authorities is 2010 (year of inception).

NOTE B - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 8 to 1. At December 31, 2011 the Company had an indebtedness of $7,210 and exceeded minimum net capital requirements. The Company complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(i). At

NOTE B - NET CAPITAL REQUIREMENT (cont'd)

December 31, 2011, the Company had net capital, as defined, of $72,853, which was $67,853 in excess of its required minimum net capital of $5,000, and $66,853 in excess of its early warning required net capital.

NOTE C – EXPENSE AGREEMENT – RELATED PARTY

Due to reduced rent arrangement between the Member and its Landlord, the Member did not charge Company for overhead expenses.

NOTE D – CASH AND CASH EQUIVALENTS

The Company considers all highly liquid unrestricted investments with original maturities of three months or less to be Cash Equivalents.

NOTE E – MAJOR CUSTOMERS

The Company had one customer that accounted for 100% of total revenues during 2011.

NOTE F – SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2011, the dates of these financial statements through February 27, 2012. Pursuant to the requirements of FASB ASC Topic 855, there were no events or transactions occurring during this subsequent event reporting period that require recognition or disclosure in the financial statement.

NOTE G – RELATED PARTY

Amounts due to the Member were inadvertently deposited into the Company checking account at the end of December 2011. Money was returned to the Member in January, 2012, as soon as the transaction was noticed.

SCHEDULE I

SGI CAMBIUM SECURITIES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

Total member's equity from Statement of Financial Condition	$72,853
Net Capital	$72,853
Minimum net capital required per 15c3-1(a)(2)	$ 5,000
Aggregate indebtedness from Statement of Financial Condition	$ 7,210
Ratio of aggregate indebtedness to net capital	10%
Debt-equity ratio computed in accordance with 15c3-1(d)	0

SCHEDULE II

SGI CAMBIUM SECURITIES LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

Total member's equity according to Form X-17A-5	$72,853
Audit Adjustments	None
Total member's equity according to the audit	$72,853

Reconciliation with Company's computation (included in Part 2A of Form X17A-5 as of December 31, 2011)

Net capital, as reported in Company's Part 2A (unaudited) FOCUS Report	$72,853
Audit Adjustments	None
Net capital according to the audit	$72,853

REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Member
SGI Cambium Securities LLC

In planning and performing our audit of the financial statements of SGI Cambium Securities LLC (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, the SEC, and Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Demetrius & Company, L.L.C.

Demetrius & Company, L.L.C.

Wayne, New Jersey
February 27, 2012